

October 7, 2024

Robert Reffkin
Chairman of the Board of Directors and Chief Executive Officer
Compass, Inc.
110 Fifth Avenue, 4th Floor
New York, NY 10011

> **Re: Compass, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-40291**
> **Filed April 18, 2024**

Dear Robert Reffkin:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Disclosure Review Program